Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.co

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 3 - 2011

February 1, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES US$50 MILLION REVOLVING CREDIT FACILITY

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce that it has established a US$50 million revolving credit facility with CIBC and The Bank of Nova Scotia.  The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.

Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility.

“The credit facility, combined with our healthy cash position and strong operational cash flow, will allow continued development of our pipeline of projects as well as pursuing other opportunities.” said David Hall, Aurizon’s CEO.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian Walton, Executive Vice President & CFO Telephone: 604-687-6600 Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Guy Hurd: ghurd@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717